UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From                    to

Commission file number: 001-37760

SiteOne Savings and Investment Plan

(Full title of the plan)

SiteOne Landscape Supply, Inc.

(Name of issuer of the securities held pursuant to the plan)

300 Colonial Center Parkway

Suite 600

Roswell, Georgia 30076

(Address of principal executive offices of issuer)

SiteOne Savings and Investment Plan

*

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants, Plan Administrator, and the Benefits Committee of the SiteOne Savings and Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the SiteOne Savings and Investment Plan (the “Plan”) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Atlanta, Georgia

June 24, 2026

We have served as the auditor of the Plan since 2025.

SiteOne Savings and Investment Plan

Statements of Net Assets Available for Benefits

	December 31
	2025	2024
Assets

Non-interest bearing cash	$5,096	$—

Investments, at fair value (Note 3)	590,901,541	508,609,665

Receivables:
Employer contributions	812,601	943,812
Notes receivable from participants	11,418,171	9,575,093
Total receivables	12,230,772	10,518,905

Net assets available for benefits	$603,137,409	$519,128,570

SiteOne Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year ended
December 31,
2025
Additions to net assets attributable to:

Investment income:
Interest and dividend income	$5,448,208
Net appreciation in fair value of investments	79,731,017
Total investment income	85,179,225

Interest income on notes receivable from participants	900,396

Contributions:
Participant contributions	39,975,193
Employer contributions, net of forfeitures	16,450,461
Participant rollovers	4,830,243
Total contributions	61,255,897

Deductions:
Benefits paid to participants and beneficiaries	(62,810,377)
Administrative expenses	(516,302)
Total deductions	(63,326,679)

Net increase	84,008,839

Net assets available for benefits:
Beginning of year	519,128,570
End of year	$603,137,409

SiteOne Savings and Investment Plan

Notes to Financial Statements

As of December 31, 2025 and 2024,

and for the Year Ended December 31, 2025

1.	Description of Plan

The following description of the SiteOne Savings and Investment Plan (“the Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan under Section 401(k) of the Internal Revenue Code covering substantially all employees of SiteOne Landscape Supply, Inc. and its subsidiaries (“the Company”), except for collective bargaining employees, leased employees, non-resident aliens with no U.S. source income, and seasonal employees. The administrator of the Plan (the “Plan Administrator”) is the Company’s Benefits Committee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

From time to time, the Company enters into strategic acquisitions in an effort to better service existing customers and to attract new customers. The Company’s policy is to have the seller terminate any benefit plans that they had in place prior to or concurrent with the sale. Any onboarded employees are offered participation in the Plan in accordance with the Plan’s eligibility provisions.

On December 23, 2022, Congress passed the Consolidated Appropriations Act of 2023 which included SECURE Act 2.0. SECURE Act 2.0 contains approximately 90 retirement provisions, with varying effective dates through 2027. Since SECURE Act 2.0 provisions include both required and optional elements, the Plan Administrator has determined the optional provisions it plans to elect and expects to amend the Plan document accordingly by December 31, 2026.

Contributions

Eligible employees are automatically enrolled into the Plan after 30 days of employment unless the employee elects otherwise. Pre-tax contributions are withheld at 3% of eligible compensation and increased by 1% each year until they reach 50% of eligible compensation unless the employee elects differently. Each year, participants may make pre-tax or Roth after-tax contributions up to 50% of eligible compensation, as defined by the Plan document, not to exceed a maximum of $23,500 for the Plan year. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions of up to $7,500 for the Plan year. Participants age 60 through 63 have an increased “super” catch up limit that is the greater of $10,000 (indexed) or 150% of the regular catch-up contribution limit. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company may make discretionary matching contributions. For the year ended December 31, 2025, the Company made matching contributions equal to 120% of the first 2% of the participant’s eligible compensation plus 40% of the next 4% of the participant’s eligible compensation.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and any Company matching contributions as well as allocations of Plan earnings and losses and charged with certain administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers mutual funds, a Company Stock Fund, a money market fund, self-directed brokerage accounts, and collective investment trust funds as investment options for participants.

Vesting

Participants are vested immediately in their voluntary contributions plus actual earnings and losses thereon. A participant is 100% vested in employer matching contributions after three years of credited service if employed after December 23, 2013. If employed prior to that date, a participant is always 100% vested in the employer matching contribution. Certain matching contributions from prior employers of merged plans are subject to vesting schedules in place at the time of the merger.

SiteOne Savings and Investment Plan

Notes to Financial Statements

As of December 31, 2025 and 2024,

and for the Year Ended December 31, 2025

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance in their account during the prior twelve month period or 50% of their vested account balance. The notes are secured by the balance in the participant’s account and bear interest at a rate commensurate with prevailing rates as determined by the Plan Administrator. As of December 31, 2025 and 2024, all notes currently bear rates ranging from 4.25% to 10.50%. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to separation, death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a lump-sum amount. The Plan also permits in-service distributions for participants that have attained age 59 ½. Hardship distributions are permitted upon demonstration of a financial hardship, as defined by the Plan document.

Forfeited Accounts

Forfeitures may be used to reduce Company contributions or Plan expenses. At December 31, 2025 and 2024, forfeited non-vested account balances amounted to $50,136 and $775,320, respectively. During 2025, $2,238,093 in forfeitures was used to reduce employer contributions, and $113,947 was used to pay administrative expenses.

Company Stock Fund

The Plan invests in common stock of the Company through its Company Stock Fund. The Company Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund. Dividends received by the Company Stock Fund are reinvested in Company common stock.

The Plan limits the amount a participant can invest in the Company Stock Fund to encourage diversification of participants’ accounts. Contribution limits are set at a maximum of 10% of each participant’s contributions. In addition, a participant may not transfer amounts from other investment funds into the Company Stock Fund to the extent the transfer would result in more than 10% of the participant’s total account balance being invested in the Company Stock Fund.

SiteOne Savings and Investment Plan

Notes to Financial Statements

As of December 31, 2025 and 2024,

and for the Year Ended December 31, 2025

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when received. Dividends are recorded on the ex-dividend date. Net appreciation/(depreciation) in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance. Interest income is recorded when received. Related fees are recorded as administrative expenses and are expensed as they are incurred. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced, and a benefit payment is recorded. There were $41,294 in deemed distributions recorded during the year ended December 31, 2025.

Payment of Benefits

Benefits are recorded when paid.

Expenses

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. The Company does not expect reimbursement from the Plan for these expenses. Participants are charged an asset-based service fee for administrative expenses of the Plan related to recordkeeping, accounting, and investment advisory services. Participants also pay certain administrative fees for participant-initiated transactions. Investment related expenses are included in net appreciation/(depreciation) in fair value of investments.

3.	Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under the Financial Accounting Standards Board Accounting Standards Codification 820, Fair Value Measurement (“FASB ASC 820”) are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

SiteOne Savings and Investment Plan

Notes to Financial Statements

As of December 31, 2025 and 2024,

and for the Year Ended December 31, 2025

Level 2: Inputs to the valuation methodology include:

●	Quoted prices for similar assets or liabilities in active markets;
●	Quoted prices for identical or similar assets or liabilities in inactive markets;
●	Inputs other than quoted prices that are observable for the asset or liability; and
●	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes to the methodologies used at December 31, 2025 and 2024.

Mutual Funds and Money Market Fund: The money market fund and mutual funds are valued at the daily closing price as reported by each fund. These funds are registered with the Securities and Exchange Commission and are required to publish their daily net asset value and to transact at that price. These funds held by the Plan are deemed to be actively traded.

Company Common Stock: Company common stock is valued at the closing price reported on the active market on which the individual security is traded.

Self-Directed Brokerage Accounts (“SDBA”): The SDBA includes a variety of common stocks, interest bearing cash, mutual funds, and bonds. Interest bearing cash is valued at amortized cost plus accrued interest, which approximates fair value.

Collective Investment Trust Funds: Valued at the net asset value of units of a collective investment trust. The net asset value as provided by the trustee is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

SiteOne Savings and Investment Plan

Notes to Financial Statements

As of December 31, 2025 and 2024,

and for the Year Ended December 31, 2025

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2025 and 2024.

Investments at Fair Value as of December 31, 2025
	Level 1	Level 2	Level 3	Total
Investments subject to the fair value hierarchy:
Mutual funds	$146,862,761	$—	$—	$146,862,761
Company common stock	4,006,292	—	—	4,006,292
Money market fund	9,296,915	—	—	9,296,915
Self-directed brokerage accounts	11,343,120	—	—	11,343,120

Investments measured at net asset value as a practical expedient (a) (b)				419,392,453

Total investments, at fair value				$590,901,541

Investments at Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Total
Investments subject to the fair value hierarchy:
Mutual funds	$486,986,976	$—	$—	$486,986,976
Company common stock	4,191,157	—	—	4,191,157
Money market fund	7,871,605	—	—	7,871,605
Self-directed brokerage accounts	7,951,984	—	—	7,951,984

Investments measured at net asset value as a practical expedient (a)				1,607,943

Total investments, at fair value				$508,609,665
(a)

Certain investments that were measured at net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

(b)

Effective with the Plan year, certain T. Rowe Price target date retirement mutual funds were replaced with T. Rowe Price Retirement Active Trusts. This resulted in a change in the classification of investments from mutual funds to collective investment trusts which are measured at net asset value.

SiteOne Savings and Investment Plan

Notes to Financial Statements

As of December 31, 2025 and 2024,

and for the Year Ended December 31, 2025

4.	Investments that Trade at Net Asset Value as a Practical Expedient

The following tables set forth additional disclosures of the investments whose fair value is estimated using net asset value per share or its equivalent as a practical expedient as of December 31, 2025 and 2024 for the Plan:

	Fair Value Estimated Using NAV per Share
	December 31, 2025
				Other	Redemption
		Unfunded	Redemption	Redemption	Notice
Investment	Fair Value	Commitment	Frequency	Restrictions	Period
Collective investment trust fund - target date funds	$417,936,140	$—	Daily	none	none
Collective investment trust fund - stable value	$1,456,313	$—	Daily	Cannot make direct exchange into competing fund for 90 days	1 year

Fair Value Estimated Using NAV per Share
December 31, 2024
				Other	Redemption
		Unfunded	Redemption	Redemption	Notice
Investment	Fair Value	Commitment	Frequency	Restrictions	Period
Collective investment trust fund - stable value	$1,607,943	$—	Daily	Cannot make direct exchange into competing fund for 90 days	1 year

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested in their Company contributions. The Plan’s assets would be distributable to the participants in accordance with the respective values of their accounts.

SiteOne Savings and Investment Plan

Notes to Financial Statements

As of December 31, 2025 and 2024,

and for the Year Ended December 31, 2025

6.	Income Tax Status

The Company has adopted a pre-approved Plan document, which has received a determination letter dated June 30, 2020, that the Plan document is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan Administrator and the Plan’s management believe that the Plan, as restated, is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believe the Plan is qualified and the related trust is tax-exempt.

7.	Risks and Uncertainties

The Plan invests in various investments. Investments are exposed to various risks such as interest rate, market, and credit volatility. Market risks include U.S. and global events that could impact the value of Plan investments. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8.	Related Party Transactions and Party-in-Interest Transactions

The Plan held 32,145 and 31,790 shares of Company common stock valued at $4,006,292 and $4,191,157 at December 31, 2025 and 2024, respectively. There were no dividends declared on the Company common stock during 2025.

Plan investments include shares of mutual funds, a money market fund, self-directed brokerage accounts, and a collective investment trust fund managed by Fidelity. Fidelity is the trustee and recordkeeper for the Plan; therefore, transactions in these investments qualify as party-in-interest transactions. Fees incurred by the Plan for investment management services are included in net appreciation in fair value of investments, as they are paid through revenue sharing rather than a direct payment.

SUPPLEMENTAL SCHEDULE

SiteOne Savings and Investment Plan

Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2025

Plan #: 002

EIN: 36-4485550

		(c) Description of Investment,
	(b) Identity of Issuer,	including maturity date,
	borrower, lessor or	rate of interest, collateral,
(a)	similar party	par or maturity value	(d) Cost	(e) Current Value
	Mutual funds:
*	Fidelity	Growth Company Fund	**	$67,174,146
*	Fidelity	500 Index Fund	**	37,892,138
*	Fidelity	Mid Cap Index Fund	**	9,897,323
	JP Morgan	US Value Fund	**	8,879,039
*	Fidelity	Small Cap Index Fund	**	7,115,609
	MFS	International Diversification Fund	**	4,139,826
	JP Morgan	Core Bond Fund	**	2,827,928
*	Fidelity	Global Ex US Index Fund	**	2,530,597
*	Fidelity	US Bond Index Fund	**	2,238,000
*	Fidelity	Real Estate Index Fund	**	1,801,296
	DFA	Emerging Markets Core Equity Fund	**	1,337,114
*	Fidelity	Inflation - Protected Index Fund	**	1,029,745
	Total mutual funds			146,862,761

	Company common stock:
*	SiteOne	Company Stock	**	4,006,292

	Money market fund:
*	Fidelity	Government Money Market Fund	**	9,296,915

	Self-directed brokerage accounts
	Brokerage Link	Common Stock	**	5,648,189
	Brokerage Link	Interest Bearing Cash	**	701,428
	Brokerage Link	Government Bond	**	494,365
	Brokerage Link	Unit	**	2,983,160
*	Brokerage Link	Fidelity Fund	**	650,019
	Brokerage Link	Certificate of Deposit	**	192,175
	Brokerage Link	External Fund	**	531,206
	Brokerage Link	Option	**	79,937
	Brokerage Link	Corporate Bond	**	60,925
	Brokerage Link	Rights/Warrants	**	1,716
	Total self-directed brokerage accounts			11,343,120

	Collective investment trust funds:
	T. Rowe Price	TRP RETIRE 2035 F	**	75,118,877
	T. Rowe Price	TRP RETIRE 2030 F	**	67,912,510
	T. Rowe Price	TRP RETIRE 2045 F	**	67,492,387
	T. Rowe Price	TRP RETIRE 2040 F	**	61,348,666
	T. Rowe Price	TRP RETIRE 2050 F	**	39,828,139
	T. Rowe Price	TRP RETIRE 2025 F	**	36,975,562
	T. Rowe Price	TRP RETIRE 2055 F	**	31,124,694
	T. Rowe Price	TRP RETIRE 2060 F	**	14,446,432
	T. Rowe Price	TRP RETIRE 2020 F	**	10,930,979
	T. Rowe Price	TRP RETIRE 2065 F	**	7,909,790
	T. Rowe Price	TRP RETIRE 2015 F	**	2,850,784
	T. Rowe Price	TRP RETIRE BAL F	**	1,997,319
*	Fidelity	Managed Income Portfolio	**	1,456,314

	Total collective investment trust funds			419,392,453

	Total investments per financial statements			590,901,541

*	Notes receivable from participants	Interest rates ranging from 4.25%-10.50%		11,418,171

	Total investments per Form 5500			$602,319,712
*	Represents a party-in-interest.
**	Cost information is not required as all investments are participant directed.

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Deloitte & Touche LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, SiteOne Landscape Supply, Inc., as administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SITEONE SAVINGS AND INVESTMENT PLAN

By: Benefits Committee of SiteOne Landscape Supply, Inc.

	By:	/s/ Joe Ketter
Joe Ketter, Committee Member
Date: June 24, 2026